THIS DOCUMENT IS A CONFIRMING COPY OF THE SCHEDULE 13G FILED ON
FEBRUARY 5, 1994 (RECEIVED ON FEBRUARY 14, 1994) PURSUANT TO ITEM
201 OF REGULATION S-T




                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                               SCHEDULE 13-G

                 Under the Securities Exchange Act of 1934

                        (Amendment No.            )


                             Giant Group Ltd
                             (Name of Issuer)

                    7% Convertible Bond due April 15, 2006
                          (Title of Class of Securities)

                                374503-AA-8
                               (CUSIP Number)






Check the following box if a fee is being paid with this statement
(A fee is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (2/92)

          Name of reporting person: Ryback Management Corporation I.R.S. Identification No. of Above Entity 43-1615580


          Check Appropriate Box  if  a member of a group*


3.       SEC use only


4.       Citizenship or Place of Organization

            Michigan

Number of     5.             Sole Voting Power

Shares                          -0-

Beneficially  6.            Shared Voting Power

Owned by
                          16,935m bonds convert into 1,098,6489 shs

Each          7.            Sole Dispositive Power

Reporting                        -0-

Person With   8.            Shared Dispositive Power


                            16,935m bonds convert into 1,098.489 shs

9.   Aggregate Amount Beneficially owned by each reporting person:

    1,098.489 shares held by Lindner Dividend Fund, Inc.


10.  Check Box if the Aggregate amount in Row (9) excludes certain  shares



11.  Percent of  Class Represented by Amount in Row  (9)

        14.74 fully diluted

12.  Type of Reporting Person

     IA - Ryback Management Corporation      IV - Lindner Dividend Fund, Inc.


sec 1745 (6-80)
                              SEE INSTRUCTION BEFORE FILLING OUT!

                                 SEC 13 G
                         SECURITIES AND EXCHANGE COMMISSION
                         SCHEDULE 13G Amendment No.

Item 1(a)   Name of Issuer:

            Giant Group Ltd

Item 1(b)   Address of Issuer's Principal Executive Offices:

           Highway 435
            Harleyville, SC 29448

Item 2(a)   Name of Person Filing:

            Ryback Management Corporation

Item 2(b)   Address of Principal Business Office:

            7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)   Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            Convertible Bond

Item 2(e)   CUSIP:

           374503-AA-8

Item 3) If this statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), check whether the person filing is a:

   [X] Investment Company registered under Section 8 of the Investment Company Act (LINDNER FUND, INC., LINDNER DIVIDEND FUND, AND
   LINDNER INVESTMENT SERIES)

  [X] Investment Company Adviser registered under Section 203 of the
  Investment Advisers Act of 1940     (RYBACK MANAGEMENT CORPORATION)

Item 4 )  Ownership:
          The shares listed below were held in a fiduciary capacity by Ryback Management and/or Lindner Dividend Fund, Inc. as of December 31, 1993:

    (A) Amount beneficially owned: 1,098,489 shs held by
                         Lindner Dividend Fund, Inc. (converted)
    (B) Percent of class: 14.74 fully diluted
    (C) Number of shares as to which such subject COMPANY has:
         (1)sole power to vote or direct to vote:
         (2)shared power to vote or direct to vote: 1,098,489
         (3)sole power to dispose of or direct disposition of:
         (4)shared power to dispose or direct disposition of: 1,098,489

 Instruction: For computation regarding securities which represent the right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class
         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
          See Item 3

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification
           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 5, 1994


                                       /s/   Eric E. Ryback, President
                                    Ryback Management Corporation
                                    Lindner Fund, Lindner Dividend Fund, Inc.
                                    and Lindner Investment Series Trust
                                    (314) 727-5305